Exhibit (a)(5)(vi)

Contact: Whirlpool Corporation

Media: Whirlpool Corporation Press Office,

269/923-7405

Media@Whirlpool.com

Financial: Max Tunnicliff, 269/923-2641

Investor_Relations@Whirlpool.com

WHIRLPOOL CORPORATION ANNOUNCES FINAL RESULTS OF MODIFIED

DUTCH AUCTION TENDER OFFER

BENTON HARBOR, Mich. – May 30, 2018 – Whirlpool Corporation (NYSE: WHR) (“Whirlpool”) today announced the final results of its “modified Dutch Auction” tender offer, which expired one minute after 11:59 p.m., New York City time, on May 23, 2018.

Whirlpool has accepted for purchase 6,269,591 shares of its common stock, $1.00 par value per share, at a price of $159.50 per share, for an aggregate cost of approximately $1 billion, excluding fees and expenses relating to the tender offer. These shares represent approximately 8.8 percent of the shares outstanding. The tender offer was oversubscribed and pursuant to the terms of the tender offer, shares will be accepted on a pro rata basis. Whirlpool has been informed by Computershare Trust Company, N.A., the depositary for the tender offer, that the proration factor for the tender offer is approximately 87 percent.

Citigroup Global Markets Inc. and J.P. Morgan Securities LLC acted as dealer managers for the tender offer. Stockholders who have questions or would like additional information about the tender offer may contact the information agent for the tender offer, D.F. King & Co., Inc., toll-free at (800) 269-5550.

About Whirlpool

Whirlpool Corporation (NYSE: WHR) is the world’s leading major home appliance company, with approximately $21 billion in annual sales, 92,000 employees and 70 manufacturing and technology research centers in 2017. The company markets Whirlpool, KitchenAid, Maytag, Consul, Brastemp, Amana, Bauknecht, Jenn-Air, Indesit and other major brand names in nearly every country throughout the world. Additional information about the company can be found at www.whirlpoolcorp.com, or find us on Twitter at @WhirlpoolCorp.

Whirlpool Corporation Additional Information

This document contains forward-looking statements about Whirlpool that speak only as of the date of the communication. Whirlpool disclaims any obligation to update these statements except as required by law. Forward-looking statements in this document may include, but are not limited to, statements regarding tender offer results, pricing and timing. Many risks, contingencies and uncertainties could cause actual results to differ materially from Whirlpool’s forward-looking statements. Additional information concerning these and other factors can be found in Whirlpool’s filings with the U.S. Securities and Exchange Commission, including the most recent annual report on Form 10-K (including the information set forth under the caption “Risk Factors”), quarterly reports on Form 10-Q, and current reports on Form 8-K.

Website Disclosure

We routinely post important information for investors on our website, www.whirlpoolcorp.com, in the “Investors” section. We intend to use this webpage as a means of disclosing material, non-public information and for complying with our disclosure obligations under Regulation FD. Accordingly, investors should monitor the Investors section of our website, in addition to following our press releases, SEC filings, public conference calls, presentations and webcasts. The information contained on, or that may be accessed through, our webpage is not incorporated by reference into, and is not a part of, this document.

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